U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-34409

RECON TECHNOLOGY, LTD

Room 601, No. 1 Shui’an South Street

Chaoyang District, Beijing, 100012

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

On July 1, 2026, the board of directors (the “Board”) of Recon Technology, Ltd (the “Company”) approved a 1-for-200 share consolidation of the Company’s Class A Ordinary Shares (the “2026 Share Consolidation”), pursuant to the authority granted by the Company’s shareholders at the annual general meeting held on February 13, 2026 (the “AGM”). At that meeting, the shareholders approved one or more share consolidations of the Company’s authorized, issued and outstanding Class A Ordinary Shares at an aggregate ratio of up to 1-for-8,000, authorized the Board to determine the precise ratio and timing within two years after the AGM, and approved a rounding mechanism under which no fractional Class A Ordinary Shares will be issued and each shareholder’s fractional entitlement will be rounded up to the next whole Class A Ordinary Share.

Reason for the 2026 Share Consolidation

The objective of the 2026 Share Consolidation is to increase the per-share trading price of the Company’s Class A Ordinary Shares and provide the Company with greater flexibility to support the continued listing and marketability of its securities.

Effects of the 2026 Share Consolidation

Effective Date; Symbol; CUSIP Number.  The 2026 Share Consolidation will become effective on August 18, 2026, and will be reflected with the Nasdaq Capital Market and in the marketplace at the open of business on August 18, 2026 (the “Effective Date”), whereupon the Class A Ordinary Shares begin trading on a split-adjusted basis. In connection with the 2026 Share Consolidation, the Company’s Class A Ordinary Shares continue to trade on the Nasdaq Capital Market under the symbol “RCON” but trade under a new CUSIP number, G7415M140.

Split Adjustment; No Fractional Shares.  On the Effective Date, every 200 issued and outstanding Class A Ordinary Shares held by each shareholder will be automatically combined into one Class A Ordinary Share. No fractional Class A Ordinary Shares will be issued. Instead, any fractional entitlement will be rounded up to the next whole Class A Ordinary Share (at the participant level for shares held through a brokerage firm), and no cash payments will be made in respect of any fractional shares.

The Company’s Class B Ordinary Shares will not be consolidated or converted in connection with the 2026 Share Consolidation, and the number of issued and outstanding Class B Ordinary Shares will remain unchanged.

Non-Certificated Shares; Certificated Shares. Shareholders who are holding their shares in electronic form at brokerage firms do not have to take any action as the effect of the 2026 Share Consolidation will automatically be reflected in their brokerage accounts.

Shareholders holding paper certificates may (but are not required to) send the certificates to the Company’s transfer agent at the address given below. The transfer agent will issue a new share certificate reflecting the terms of the 2026 Share Consolidation to each requesting shareholder.

VStock Transfer, LLC

18 Lafayette Place

Woodmere, New York 11598

Tel: (212) 828-8436

Fax: (646) 536-3179

Please contact VStock Transfer, LLC for further information, related costs and procedures before sending any certificates.

Authorized Shares. At the time the 2026 Share Consolidation becomes effective, the Company’s authorized share capital will be further amended immediately, from: US$320,000 divided into 3,000,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0001 each and 200,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0001 each, to: US$320,000 divided into 15,000,000 Class A Ordinary Shares of a nominal or par value of US$0.02 each and 200,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0001 each.

Capitalization.  As of August 12, 2026, the Company had 192,644,726 Class A Ordinary Shares issued and outstanding. After giving effect to the 2026 Share Consolidation, the Company expects to have approximately 963,224 Class A Ordinary Shares issued and outstanding (subject to adjustment due to the effect of rounding fractional shares into whole shares). The Company’s 20,000,000 issued and outstanding Class B Ordinary Shares will remain unchanged. The number of Class A Ordinary Shares issuable upon exercise of the Company’s outstanding warrants and equity awards, and the applicable exercise prices, will be proportionately adjusted in accordance with their respective terms.

This Report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-284867) and Form F-3 (File No. 333-292540), to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934, as applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RECON TECHNOLOGY, LTD.

Date: August 13, 2026	By:	/s/ Liu Jia
		Name:	Liu Jia
		Title:	Chief Financial Officer